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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                      AQUAPENN SPRING WATER COMPANY, INC.

                           (Name of Subject Company)

                            ZONEO ACQUISITION CORP.

                                      and

                                 GROUPE DANONE

                                   (Bidders)
                            ------------------------

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)
                            ------------------------

                                   03838X109

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 EMMANUEL FABER
                                 GROUPE DANONE
                               7, RUE DE TEHERAN
                          75381 PARIS CEDEX 08, FRANCE
                              011 33 1 44 35 20 34
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)
                            ------------------------

                                    COPY TO:
                              CLARE O'BRIEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000

                           CALCULATION OF FILING FEE

  TRANSACTION      AMOUNT OF
   VALUATION       FILING FEE
$115,888,526.00*  $23,177.71**

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not
                         applicable
Form or Registration     Not
  No.:                   applicable
Filing Party:            Not
                         applicable
Date Filed:              Not
                         applicable

--------------------------

* NOTE: The Transaction Value is calculated by multiplying $13.00, the per share tender offer price, by 8,448,913, the sum of the number of shares of Common Stock outstanding and the 465,589 shares of Common Stock subject to subscriptions and options outstanding.

** NOTE: The filing Fee is calculated by taking 1/50 of 1% of the Transaction Value.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   1.      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Person Above

           Groupe Danone
   2.      Check the appropriate Box if a member of a Group          (a) / /

           (b) / /
   3.      SEC Use Only
   4.      Source of Funds

           WC
   5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(e) or 2(f)    / /
   6.      Citizenship or Place of Incorporation

           France
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person
           1,851,313 shares that may be deemed beneficially owned pursuant to Shareholder Agreements described herein in "Section 11.
           Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase.
   8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain
           Shares

           / /
   9.      Percent of Class Represented by Amount in Row (7)

           20.8%
   10.     Type of Reporting Person

           CO

   1.      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Person Above

           Zoneo Acquisition Corp.
   2.      Check the appropriate Box if a member of a Group          (a) / /

           (b) / /
   3.      SEC Use Only
   4.      Source of Funds

           WC
   5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(e) or 2(f)    / /
   6.      Citizenship or Place of Incorporation

           Pennsylvania
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person
           1,851,313 shares that may be deemed beneficially owned pursuant to Shareholder Agreements described herein in "Section 11.
           Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase.
   8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain
           Shares

           / /
   9.      Percent of Class Represented by Amount in Row (7)

           20.8%
   10.     Type of Reporting Person

           CO

    This Tender Offer Statement on Schedule 14D-1 (the "Statement") also constitutes a Statement on Schedule 13D with respect to the acquisition by Groupe Danone and Zoneo Acquisition Corp. of beneficial ownership of the shares of Common Stock referred to on the cover hereof. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is AquaPenn Spring Water Company, Inc., which has its principal executive offices at One AquaPenn Drive, P.O. Box 938, Milesburg, Pennsylvania 16853-0938.

    (b) This Statement relates to the offer by Zoneo Acquisition Corp., a Pennsylvania corporation (the "Purchaser") and an indirect subsidiary of Groupe Danone, a French SOCIETE ANONYME (the "Parent"), to purchase all of the issued and outstanding shares of Common Stock, no par value (the "Shares"), of AquaPenn Spring Water Company, Inc., a Pennsylvania corporation (the "Company"), at a price of $13.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated November 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. At November 6, 1998, there were 8,448,913 shares outstanding. The information set forth in the Introduction and "Section 1. Terms of the Offer; Proration; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of the Purchaser and the Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of the Purchaser and the Parent are set forth in the Introduction, "Section 8. Certain Information Concerning the Purchaser and the Parent" and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of the Purchaser nor the Parent, and, to the best knowledge of the Purchaser and the Parent, none of the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in "Section 8. Certain Information Concerning the Purchaser and the Parent," "Section 10. Background of the Offer; Contacts with the Company" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, "Section 7. Certain Information Concerning the Company," "Section 8. Certain Information Concerning the Purchaser and the Parent," "Section 10. "Background of the Offer; Contacts with the Company" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, "Section 10. Background of the Offer; Contacts with the Company" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in "Section 13. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "Section 8. Certain Information Concerning the Purchaser and the Parent" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, "Section 8. Certain Information Concerning the Purchaser and the Parent," "Section 10. Background of the Offer; Contacts with the Company" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 8. Certain Information Concerning the Purchaser and the Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) and (e) The information set forth in "Section 15. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Section 13. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated November 6, 1998.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees.
(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees to Clients.
(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
(a)(7)     Summary Advertisement as published in the Wall Street Journal on November 6,
           1998.
(a)(8)     Press Release issued by the Parent on November 2, 1998.
(b)        None.
(c)(1)     Agreement and Plan of Merger, dated November 2, 1998, among the Parent, the
           Purchaser and the Company.
(c)(2)     Registration Rights Agreement dated November 2, 1998, between the Parent, the
           Purchaser and the Company.
(c)(3)(a)  Shareholder Agreement dated November 2, 1998, between the Parent, the Purchaser and Edward J. Lauth, III.
(c)(3)(b)  Shareholder Agreement dated November 2, 1998, between the Parent, the Purchaser and Geoffrey F. Feidelberg.
(c)(3)(c)  Shareholder Agreement dated November 2, 1998, between the Parent, the Purchaser and Matthew J. Suhey.
(c)(4)(a)  Employment Agreement dated November 2, 1998, between Great Brands of Europe,
           Inc. and Edward J. Lauth, III.
(c)(4)(b)  Employment Agreement dated November 2, 1998, between Great Brands of Europe,
           Inc. and Geoffrey F. Feidelberg.
(c)(4)(c)  Consulting Agreement dated November 2, 1998, between Great Brands of Europe,
           Inc. and Matthew J. Suhey.
(c)(5)     Confidentiality Agreement between the Parent and the Company dated September 11,
           1998.
(d)        None.
(e)        Not Applicable.
(f)        None.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 6, 1998

                                ZONEO ACQUISITION CORP.

                                By:  /s/ MARK S. RODRIGUEZ
                                     -----------------------------------------
                                     Name: Mark S. Rodriguez
                                     Title: Chief Executive Officer

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 6, 1998

                                GROUPE DANONE

                                By:  /s/ EMMANUEL FABER
                                     -----------------------------------------
                                     Name: Emmanuel Faber
                                     Title: Director of Corporate Development
                                            and Strategy

                                 EXHIBIT INDEX

EXHIBIT
NO.
------------
(a)(1)        Form of Offer to Purchase dated November 6, 1998.
(a)(2)        Form of Letter of Transmittal.
(a)(3)        Form of Notice of Guaranteed Delivery.
(a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)        Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(6)        Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)        Summary Advertisement as published in the Wall Street Journal on November 6, 1998.
(a)(8)        Press Release issued by the Parent on November 2, 1998.
(b)           None.
(c)(1)        Agreement and Plan of Merger, dated November 2, 1998, among the Parent, the Purchaser and the
              Company.
(c)(2)        Registration Rights Agreement dated November 2, 1998, between the Parent, the Purchaser and the
              Company.
(c)(3)(a)     Shareholder Agreement dated November 2, 1998, between the Parent, the Purchaser and Edward J. Lauth,
              III.
(c)(3)(b)     Shareholder Agreement dated November 2, 1998, between the Parent, the Purchaser and Geoffrey F.
              Feidelberg.
(c)(3)(c)     Shareholder Agreement dated November 2, 1998, between the Parent, the Purchaser and Matthew J.
              Suhey.
(c)(4)(a)     Employment Agreement dated November 2, 1998, between Great Brands of Europe, Inc. and Edward J.
              Lauth, III.
(c)(4)(b)     Employment Agreement dated November 2, 1998, between Great Brands of Europe, Inc. and Geoffrey F.
              Feidelberg.
(c)(4)(c)     Consulting Agreement dated November 2, 1998, between Great Brands of Europe, Inc. and Matthew J.
              Suhey.
(c)(5)        Confidentiality Agreement between the Parent and the Company dated September 11, 1998.
(d)           None.
(e)           Not Applicable.
(f)           None.